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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 25049

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING



                                        Commission File Number:
                                                               -----------------

(Check one)

[ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [X] Form 10-Q   [ ] Form N-SAR

      For Period Ended:             September 30, 2001
                       ---------------------------------------------------------

      [ ] Transition Report on Form 10-K

      [ ] Transition Report on Form 20-F

      [ ] Transition Report on Form 11-K

      [ ] Transition Report on Form 10-Q

      [ ] Transition Report on Form N-SAR

      For the Transition Period Ended:
                                      ------------------------------------------

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                       -------------------------

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                                     PART I
                             REGISTRANT INFORMATION

      Full Name of Registrant:                  Bigmar, Inc.
                              --------------------------------------------------

      Former Name if Applicable:
                                ------------------------------------------------

Address of principal executive office (Street and Number):  95 Midland Road
                                                          ----------------------

City, State and Zip Code:           Saginaw, Michigan 48603
                         -------------------------------------------------------


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                                     PART II
                             RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      [X]   (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      [X]   (b)   The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      [ ]   (c)   The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.



                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

            The Registrant is unable to timely file its report on Form 10-QSB for the period ended September 30, 2001, without unreasonable effort or expense, because of an insufficiency of resources to timely complete the legal and accounting work necessary. In addition, the multinational nature of the Registrant's business made it impossible to timely file without unreasonable effort or expense. The Registrant anticipates completing the filing of its quarterly report on Form 10-QSB no later than the 5th calendar day following the prescribed due date.



                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification.

                Cynthia May                            (989) 797-5502
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                  (Name)                        (Area Code) (Telephone Number)


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      (2)   Have all other periodic reports required under Section 13 or 15(d)
            of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                          [X] Yes       [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                          [X] Yes       [ ] No

            If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

            When filed it is anticipated that the Company will report net losses of $2,056,418 for the third quarter ended September 30, 2001. During the third quarter of 2000, the Company reported net losses of $1,388,409. The increase in net loss for the third quarter of 2001 when compared to the corresponding quarter of 2000 is due primarily to lower average selling prices and gross margins resulting from sales under a distribution agreement with Baxter A.G., as well as an increase in administrative expenses.


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                                    Bigmar, Inc.
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                 (Name of Registrant as Specified in Charter)



      Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date  November 14, 2001             By:   /s/ Cynthia May
    --------------------               ---------------------------------------

                                    Name:   Cynthia May
                                         -------------------------------------

                                    Title:      President
                                          ------------------------------------



      Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with this form.

                                    ATTENTION

      Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).


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